EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 –      Name and Address of Company:

AuRico Gold Inc. (the “Company”)
320 Bay Street
Suite 1520
Toronto, Ontario
M5H 4A6

Item 2 -      Date of Material Change:

July 21, 2011

Item 3 –      News Release:

A news release was disseminated over Canada NewsWire on July 21 2011.

Item 4 –      Summary of Material Change:

AuRico Gold Inc. (“AuRico” or “the Company”) announced a positive revision to its consolidated operation outlook for 2011 and a status update on progress at the El Chanate and El Cubo mines.

Item 5 –      Full Description of Material Change:

5.1              Full Description of Material Change

The Company announced a positive revision to its consolidated operational outlook for 2011 that includes an increase in production and a reduction in cash cost estimates for 2011. The Company is also providing a status update on progress at the El Chanate and El Cubo mines.

Its improved operational outlook is supported by the robust performance continuing to be reported from the flagship Ocampo mine, the expansion program that has been implemented at the El Chanate mine and the resumption of commercial production at the El Cubo mine on July 11th. AuRico has revised its consolidated operational outlook for 2011, including the reduction in cash cost estimates for Ocampo as announced on July 12th, as follows:

2011 Consolidated Operational Outlook Update (Ocampo, El Cubo and El Chanate3)
	Previous Outlook	Revised Outlook
Gold Production (ounces)	167,000 to 189,000	175,000 to 195,000
Silver Production (ounces)	4,840,000 to 5,555,000	4,950,000 to 5,500,000
Gold Eq. Production (ounces)1	255,000 to 290,000	265,000 to 295,000
Total Cash Costs per Gold Eq. Ounce1,2	$455-$485	$445-$475

1. Assumes a gold equivalency ratio of 55:1 2. Assumes a foreign exchange rate of 12.0 Mexican pesos to 1 U.S. dollar 3. Attributable production

The Company anticipates that a further update may be provided in September when the preliminary impact of the expansion programs launched at El Chanate and El Cubo begin to be realized.

“Throughout the first half of the year Ocampo continued to deliver strong production results at cash costs below the industry average and this robust performance has been further augmented by our growing and diversified production profile. Production from the El Chanate mine contributed to our operating results for the first time in Q2 and with the commencement of commercial production at El Cubo in mid-July, we look forward to record results in the coming quarters,” stated Rene Marion, President and Chief Executive Officer. “Ongoing productivity initiatives will be further enhanced in the coming quarters as we gain traction from our multi-phased expansion program at El Chanate, the introduction of long-hole mining methods at El Cubo and further productivity improvements at Ocampo. Over the past eighteen months, the Company has undergone a considerable transformation and is now one of the fastest growing mid-tier precious metal producers, with a solid track record of delivering results.”

El Chanate Expansion Program Overview
The Company has already made significant progress through implementing the first phase of a potential 5-phase strategic expansion program that was launched immediately upon acquiring the El Chanate operation on April 8th. The 5-phase program targets up to an 86% increase in the crushing and stacking rate from the 2010 average of 14,000 tonnes per day to 26,000 tonnes per day. Initially, the Company will implement Phases 1 and 2 that target a cumulative 50% increase in the crushing and stacking rates to 21,000 tonnes per day by mid-2012. At current spot metal prices the Phase 1 and 2 expansions are anticipated to yield an internal rate of return of over 1,300%. The decision to proceed with any, or all, of the remaining phases will be made following the completion of the 2011 year-end El Chanate reserve update that will incorporate the 213 holes drilled to June 30th that are not included in the previous reserve and the planned 20,000 metres expected to be drilled in the second half of 2011. With a new reserve anticipated to be issued in late Q1 2012, together with an updated mine design, a decision will be made on how many of the remaining Phases will be completed to reach optimal capacity.

Phase 1 (Target: 18,000 tonnes per day)
As of the end of Q2, Phase 1 of the expansion program had already delivered a 79% increase (116% month to date in July) in material moved and a 30% increase in the crushing and stacking rate to approximately 18,000 tonnes per day. This improvement in tonnage was attained through an increase in the crush size to 0.38 inches, from 0.16 inches, as internal reviews indicate that leach recovery is not sensitive to crush size in that range, but rather to solution levels. Other initiatives include an initial upgrade to the conveyor and stacking systems, an additional stacker, an additional track dozer and the conversion to a cascaded leach operation. Phase 1 is expected to be completed by the end of the third quarter.

●  Capital estimate: $1.8-2.3 million
●  Payback: 3 months

Phase 2 (Target: 21,000 tonnes per day)
Phase 2 targets a cumulative 50% increase in the crushing and stacking rate to 21,000 tonnes per day  that will be achieved through a further expansion of the conveyor system, the deployment of additional mobile equipment, two new grasshoppers, upgrades to the carbon recovery plant and a further optimization of the agglomeration system. The eight month program is anticipated to be launched in early Q4 and completed in mid-2012.

●  Capital estimate: $1.6-2.1 million
●  Payback: 2 months

Phases 3 through 5 are described in the Company's press release dated July 21, 2011.

El Chanate Exploration Update
The 2011 exploration program launched in April at the El Chanate mine continues to deliver encouraging results. A second exploration drill is expected to be mobilized on site by the end of July with 20,000 metres of drilling in 90 holes planned during the second half of the year with one reverse circulation (“RC”) and one diamond drill, at a projected cost of $2.4 million. The objective of the program is to increase in-pit reserves, add new reserves outside of the existing ultimate pit limit and identify new targets for follow-on drilling.

El Cubo Operational Ramp-up
Commercial production resumed at the El Cubo mine on July 11th led by a new mine management team under a new modern collective agreement. The new team has launched a strategic operational enhancement program and we expect to realize ongoing productivity enhancements to be reported from El Cubo going forward.

When commercial production resumed at the Los Torres mill there were more than 75,000 tonnes stockpiled ahead of the mill for processing. Since restarting, the mill has been processing at a rate in excess of 1,650 tonnes per day. Mining rates have increased to average 1,100 tonnes per day and continue to ramp up to the targeted rate of 1,800 tonnes per day more quickly than the planned timeline of mid-2012.

Underground Operations and Conversion to Long-hole Mining
With the goal of replicating the success of the conversion to long-hole mining achieved at the Ocampo underground, long-hole stope drilling commenced in June and drilling rates will be further increased in late-July with the delivery of the first of two new production drill rigs. Long-hole stoping conversion is expected to lead to greater productivity, lower dilution and decreased unit costs.  During the period Q4 2008 to Q4 2010, underground tonnes per day at Ocampo increased by over 125%, with a corresponding 25% decrease in unit mining costs while mining dilution decreased significantly. These improvements are primarily due to the changeover to long-hole stoping. It is anticipated that with the introduction of long-hole stoping at El Cubo, manpower productivity should increase to a level such that cut-and-fill crews could be redeployed towards exploration drifting on targets identified from surface drilling.  A planned capital investment of $1.5 million has been allocated to purchase two Stopemate long hole drills, three scoop trams and the conversion of an additional three scoop trams to remote mucking. It is anticipated that 30% of ore mining will be long-hole by the end of year and that productivity in the initial areas selected for long-hole mining will be higher than if they were to be mined using the cut-and-fill method.

Dolores – Capulin Target
Dedicated jumbo development toward the Dolores–Capulin resource discovery commenced May 1st and has advanced 110 metres to date. It is expected that development will have advanced sufficiently by Q2 2012 to allow stoping activities to begin. Concurrently, additional surface drilling is planned to further delineate the extent of the ore zone. The current resource at Dolores-Capulin stands at 47,755 Measured and Indicated gold equivalent ounces, using a gold equivalency rate of 55:1.

Exploration Update
The surface exploration program at El Cubo is being re-started with one diamond drill rig being mobilized by the end of July. The planned 12,000 metre, 36 hole, $1.8 million program will initially focus on the Dolores-Capulin and Puertecito discoveries made in early 2010.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 –  Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 -      Omitted Information:

Not applicable.

Item 8 –     Executive Officer:

Rene Marion
President & Chief Executive Officer
AuRico Gold Inc.
Tel:  (647) 260-8880

Item 9 –     Date of Report:

July 21, 2011